

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

April 7, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Wayne A. Case
Chief Executive Officer
Schmitt Industries, Inc.
2765 NW Nicolai Street
Portland, OR   97210-1818

> **Re: Schmitt Industries, Inc.**
> **Form 10-K for the fiscal year ended May 31, 2007**
> **Filed July 31, 2007**
> **File No. 0-23996**

Dear Mr. Case:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief